Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:  (604) 803-7470
E-mail:  rgs@universe.com

I, Ronald G. Simpson, P.Geo., am employed as a Professional Geoscientist with GeoSim Services Inc.

This certificate applies to the technical report titled “Technical Report, Capoose Gold-Silver Project, British Columbia, Canada” with an effective date of December 31, 2013 (the “technical report”).

I am a Professional Geoscientist (19513) with the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated with a Bachelor of Science in Geology from the University of British Columbia, May 1975.

I have practiced my profession continuously for 39 years.  I have been directly involved in mineral exploration, mine geology and resource estimation with practical experience from feasibility studies.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Capoose project site on September 20, 2012.

I am responsible for all sections of the technical report.

I am independent of New Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I take full responsibility for sections 5, 6, 13 and 14 of this report and collaborated with Joel Rotert on sections 1-4, 8-12, and 15-19.

I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves 11 days working as a geologist with a field exploration crew in September 1977 while employed by Bethlehem Copper Corporation.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

DATED this 23rd day of May, 2014

'Ronald G. Simpson'

Ronald G. Simpson, P.Geo.